UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-31321

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BowFlex Inc.
Full Name of Registrant

Nautilus, Inc.
Former Name if Applicable

2114 Main Street, Suite 100-341
Address of Principal Executive Office (Street and Number)

Vancouver, Washington 98660
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bowflex Inc. (the “Company”) is unable to file, without unreasonable effort or expense and within the prescribed time period, its Form 11-K for the period ended March 31, 2024 (the “Form 11-K”).

As previously disclosed in Company’s Current Report on Form 8-K (“Form 8-K”) filed with the Securities Exchange Commission on April 16, 2024, the Company and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code 11 U.S.C. §§ 101-1532 in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) and entered into a “stalking horse” asset purchase agreement with Johnson Health Tech Retail, Inc. (the “Asset Purchase Agreement”) to sell substantially all of the assets of the Company (the “Acquired Assets”). On April 15, 2024, the Bankruptcy Court entered an order authorizing the sale of the Acquired Assets pursuant to the terms of the Asset Purchase Agreement (the “Asset Sale”) and on April 22, 2024, the Asset Sale closed (the “Closing”). Following the closing of the Asset Sale, the Company has been in the process of winding down, liquidating and dissolving all of its business and operations. The Company has sold substantially all of its assets and is no longer operating its business, other than to complete the liquidation of any remaining assets and wind down any remaining operations.

The Company’s management has been engaged in the foregoing process and the Company has also experienced significant departures of employees. As a result, the Company has determined that the filing of the Form 11-K will be delayed. The Company is working toward filing the Form 11-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert D. Hoge	(360)	585-8592
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

BOWFLEX INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2024	By:	/s/ Robert D. Hoge
	Name:	Robert D. Hoge
	Title:	General Counsel and Chief Wind-Down Officer